January 20, 2010

Zhenyong Liu, Chief Executive Officer
Orient Paper, Inc.
Science Park, Xushui County, Baoding City
Hebei Province, The People's Republic of China 072550

   RE: **Orient Paper, Inc. ("the company")**
        Form 10-K FYE 12/31/08
        Filed March 27, 2009
        File No. 0-52639

Dear Mr. Liu:

    We have reviewed your response letter dated December 30, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I

1. We reissue comment one of our letter dated December 15, 2009. Please confirm that you will include your supplemental response in an amendment to the Form 10-K

Financial Statements
Notes to Financial Statements
Note 8 – Income Taxes, F-17

2. We note your response to our prior comment six.   As your response does not adequately address our prior comment, it will be re-issued. Please provide us with an analysis of the differences between your U.S. GAAP financial statements compared to those prepared in accordance with domestic tax regulations. Your response should focus on the material differences related to the recognition and measurement of assets, liabilities, equity, revenues, and expenses. Refer to FASB ASC 740-10.

3. In connection with the preceding comment, please provide a detailed discussion how the differences between your U.S. GAAP basis financial statements and your domestic tax basis financial statements are reflected in your balance sheet as of December 31, 2008 and 2007. For example, explain your consideration of deferred tax assets and liabilities resulting from permanent and temporary differences between these bases of accounting.

Item 9A(T) Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 52

4. We have reviewed your response to our prior comment eight noting your disclosure that "based upon this evaluation and the material weakness described below" your internal controls over financial reporting is effective. Please revise your disclosure to discuss the following in detail:

- the nature of the material weakness identified.
- when the material weakness was identified, by whom it was identified and when the material weakness first began.
- Management's current specific plans, if any, to remediate the weakness.

5. In addition, please tell us how this material weakness affected your conclusion that internal controls over financial reporting were effective or amend your Form 10-K to disclose your revised conclusion on the effectiveness of your internal controls over financial reporting as of December 31, 2008.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

Please contact Ethan Horowitz, accountant, at (202) 551-3311 or Angela Halac, accounting reviewer, at (202) 551- 3398 with any financial statement- related issues. You may call Janice McGuirk at (202) 551-3395 or Pam Howell, reviewer, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Via fax to Greg Sichenzia, Esq.:
       (212) 930-9725